Fortuna reports consolidated financial results for the first quarter 2018

 (All amounts expressed in US dollars, unless otherwise stated)

Vancouver, May 9, 2018: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net income of $13.8 million, EPS of $0.09, and Adjusted EBITDA of $31.8 million in the first quarter of 2018.

Jorge A. Ganoza, President, CEO and Director, commented, “We are pleased with our results for the first quarter which provide a good start to 2018 with all our key operating and financial indicators reflecting the strength of our assets.”  Mr. Ganoza added, “The Company achieved record silver and gold production along with industry leading margins and cash flow generation.” Mr. Ganoza concluded, “Fortuna´s business strength and liquidity will provide the necessary flexibility to meet funding requirements for the development of the Lindero Project.”

First quarter consolidated financial highlights:

•	Sales of $70.4 million compared to $64.8 million in Q1 2017
•	Net income of $13.8 million compared to $13.0 million in Q1 2017
•	EPS of $0.09 compared to $0.08 in Q1 2017
•	Cash flow from operations of $20.1 million and Adjusted EBITDA of $31.8 million compared to $8.9 million and $30.2 million in Q1 2017
•	Cash position, including short term investments, as at March 31, 2018 was $217.3 million
•	Silver and gold production of 2,401,458 and 15,041 ounces, respectively
•	AISC(1) per ounce of payable silver was $2.11

(1) All-in sustaining cash cost is net of by-product credits for gold, lead and zinc

First quarter consolidated financial results

Consolidated Metrics	Q1 2018	Q1 2017	% Change

Financial (Expressed in $ millions except per share information)
Sales	$70.4	$64.8	9%
Mine operating income	31.3	27.2	15%
Operating income	22.4	19.6	14%
Net income	13.8	13.0	6%

Earnings per share (basic)	0.09	0.08	13%
Earnings per share (diluted)	0.09	0.08	13%

Adjusted net income	13.0	14.0	-7%
Adjusted EBITDA	31.8	30.2	5%
Cash provided by operating activities	20.1	8.9	126%
Cash generated by operating activities before changes in working capital	15.2	15.6	-3%
Capex (sustaining)	4.1	5.1	-19%
Capex (non-sustaining)	4.9	1.9	157%
Capex (Brownfield)	2.3	2.7	-17%
AISC[1]	2.1	6.1	-65%

	Mar 31, 2018	Dec 31, 2017	% Change
Cash, cash equivalents, and short-term investments	$217.3	$212.6	2%

Total assets	$707.5	$706.6	0%
Non-current bank loan	$39.6	$39.9	-1%

Net income for the three months ended March 31, 2018 was $13.8 million or $0.09 per share compared to $13.0 million or $0.08 per share for the comparable quarter in 2017.  Higher sales of 9% over the comparable quarter resulted in turn in higher operating income of 14% which was partially offset at the net income level by a higher income tax expense.  The effective tax rate for the first quarter 2018 was 38% compared to 26% for the same quarter in 2017.  The low effective tax rate in 2017 was due to a high inflation rate and a strong Mexican Peso against the US dollar in Q1 2017 which have a positive impact on our Mexican operation,  and lowered the income tax expense.

Adjusted net income was $13.0 million compared to $14.0 million in 2017, a decrease of $1.0 million after adjusting for unrealized gains on lead and zinc derivative contracts.

Silver and gold sold were 7% and 9% lower than actual metal produced reflecting higher concentrate inventory at the end of the first quarter associated with a change in our sales contract at the San Jose mine in the first quarter which involves a shift from local delivery of the concentrates to export of concentrate.  This increased our concentrate inventory 618 tonnes with an estimated value of $4.1 million.  The delay in the recognition of this sale would have contributed approximately $2.7 million to pre-tax earnings or $0.01 per share after tax.

1Q 17	8.9
Change in adjusted EBITDA	1.6
Change in income tax paid	(5.0)
Change in working capital items	11.5
Other	3.0
1Q 18	20.1

Cash provided by operating activities 2018 Q1 vs. 2017 Q1 ($ M) 1Q 17 8.9 Change in adjusted EBITDA Change in income tax paid Change in working capital ítems Other 1Q 18 1.5 (5.0) 11.5 3.1 201.

Adjusted EBITDA in the first quarter of 2018 increased $1.6 million over the prior year to $31.8 million as higher sales of $5.6 million over the comparable period in 2017 were partially offset by increases of $1.5 million in mine operating costs, $0.8 million in mine selling, general and administration costs, $1.3 million in share-based payment expense and $1.0 million in realized losses from commodity derivative contracts.

Cash provided by operating activities was $20.1 million or 126% higher than the $8.9 million for the same period in 2017.

As at March 31, 2018, the Company had cash and short-term investments of $217.3 million (December 31, 2017: $212.6 million).  On January 26, 2018 the Company closed an amendment to its existing credit facility with Scotiabank to expand the facility from $40.0 million to $120.0 million.  This takes our total sources of liquidity as at the end of the quarter to over $290.0 million which along with the current rate of free cash flow generated from our existing operations should provide sufficient liquidity to meet our funding needs during the construction of the Lindero project.

San Jose Mine, Mexico

	Three months ended March 31,
Mine Production	2018	2017
Tonnes milled	258,204	267,268
Average tonnes milled per day	3,011	3,108

Silver
Grade (g/t)	284	226
Recovery (%)	93	92
Production (oz)	2,185,913	1,792,967
Metal sold (oz)	2,011,260	1,779,203
Realized price ($/oz)	16.65	17.46

Gold
Grade (g/t)	1.94	1.67
Recovery (%)	92	91
Production (oz)	14,882	13,116
Metal sold (oz)	13,748	13,040
Realized price ($/oz)	1,329	1,220

Unit Costs
Production cash cost ($/oz Ag)[1]	-0.33	1.34
Production cash cost ($/t)	65.26	56.85
Unit Net Smelter Return ($/t)	203.81	161.75
All-in sustaining cash cost ($/oz Ag)[1]	4.03	6.60

[1] Net of by-product credits from gold

The San Jose Mine produced 2,185,913 ounces of silver and 14,882 ounces of gold in the first quarter of 2018 which were 22% and 13% above the comparable period in 2017.  Average head grades for silver and gold were 284 g/t and 1.94 g/t which were 25% and 16% higher than the comparable period in 2017.

Cash cost per tonne of processed ore was $65.3, or 15% above the $56.9 cash cost for the comparable quarter in 2017 and 7% above annual guidance of $61.2.  The higher cost compared to guidance was due to one-time items related to the operations of the dry stack tailings facility ($3.4/tonne), higher transportation costs due to increased shipments ($2.4/tonne) and faster execution of community relations program ($1.5/tonne).  Cash cost per tonne for the remainder of the year is expected to be in line with guidance.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $4.0 for first quarter of 2018 and was below the annual guidance of $6.6 as a result of lower execution on sustaining capital and improvements in concentrate commercial terms.

	Three months ended March 31,
Mine Production	2018	2017
Tonnes milled	129,620	129,369
Average tonnes milled per day	1,473	1,470

Silver
Grade (g/t)	61	68
Recovery (%)	84	85
Production (oz)	215,545	240,224
Metal sold (oz)	220,290	236,068
Realized price ($/oz)	16.79	17.33

Lead
Grade (%)	2.72	2.76
Recovery (%)	91	92
Production (000's lbs)	7,040	7,211
Metal sold (000's lbs)	7,269	7,037
Realized price ($/lb)	1.14	1.03

Zinc
Grade (%)	4.31	4.17
Recovery (%)	90	91
Production (000's lbs)	11,028	10,816
Metal sold (000's lbs)	11,078	10,702
Realized price ($/lb)	1.55	1.26

Unit Costs
Production cash cost ($/oz Ag)[1]	(54.08)	(31.54)
Production cash cost ($/t)	78.68	73.30
Unit Net Smelter Return ($/t)	190.33	158.92
All-in sustaining cash cost ($/oz Ag)[1]	(31.36)	(11.97)

[1] Net of by-product credits from gold, lead and zinc

Caylloma Mine, Peru

Quarterly Results

The Caylloma Mine produced 7.0 million pounds of lead and 11.0 million pounds of zinc which were 2% below and 2% above the comparable quarter in 2017.  Average head grades for lead and zinc were 2.72% and 4.31%.  Silver production was 215,545 ounces which was 10% lower than the comparable period in 2017 and average silver head grade was 10% lower than in 2017.  Metallurgical recovery was 84% or 1% lower than in 2017.

Cash cost per tonne of processed ore for the first quarter of 2018 was $78.7, which was 7% higher than the $73.3 cash cost for the comparable quarter in 2017 and 3% below annual guidance of $81.3.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was a negative $31.4 for the first quarter 2018 which was significantly below the annual guidance of a negative $5.2 as a result of higher by-product credits.

Reconciliation to Adjusted Net Income

	Q1 2018	Adjustments	Q1 2018 adjusted	Q1 2017	Adjustments	Q1 2017 adjusted
Sales	70.4		70.4	64.8		64.8
Cost of sales	39.1		39.1	37.7		37.7
Mine operating income	31.3	-	31.3	27.2	-	27.2
Selling, general and administration	6.9		6.9	5.3		5.3
Exploration and evaluation	0.1		0.1	0.1		0.1
Share of loss of equity-accounted investee	(0.2)	0.2	-	0.1	(0.1)	-
Foreign exchange loss (gain)	2.2		2.2	2.1		2.1
Operating Income	22.3	(0.2)	22.1	19.6	0.1	19.7
Interest income	(0.6)		(0.6)	(0.3)		(0.3)
Interest expense	0.5		0.5	0.5		0.5
Other finance items	0.4	(0.4)	-	-		-
Accretion of provisions	0.2		0.2	0.2		0.2
(Gain) loss on financial assets and liabilities carried at fair value	(0.4)	1.4	1.0	1.6	(0.6)	1.0
Income before taxes	22.3	(1.2)	21.1	17.6	0.7	18.3
Current income tax expense	9.7	(0.4)	9.3	8.0	(0.3)	7.7
Deferred income tax recovery	(1.2)		(1.2)	(3.4)		(3.4)
Net income for the year	13.8	(0.8)	13.0	13.0	1.0	14.0
EPS	0.09	(0.00)	0.09	0.08	0.00	0.08

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at https://www.fortunasilver.com/investors/financials/2018/.

Conference call to review first quarter 2018 financial and operational results

A conference call to discuss first quarter 2018 financial and operational results will be held on Thursday, May 10, 2018 at 9:00 a.m. Pacific | 12:00 p.m. Eastern. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=176642 or over the phone by dialing just prior to the starting time.

Conference call details:

Date: Thursday, May 10, 2018
Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10450

Playback of the conference call will be available until May 24, 2018 at 11:59 p.m. Eastern. Playback of the webcast will be available until August 10, 2018. In addition, a transcript of the call will be archived in the company’s website: https://www.fortunasilver.com/investors/financials/2018/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer focused on mining opportunities in Latin America. The Company’s primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward Looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward Looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward Looking Statements. The Forward Looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward Looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward Looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward Looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward Looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.